As filed with the Securities and Exchange Commission on October 9, 2020.

Registration No. 333-249260

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BIODESIX, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	8071	20-3986492
(State or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code Number)	Identification Number)

Biodesix, Inc.

2970 Wilderness Place, Suite 100

Boulder, Colorado 80301

(303) 417-0500

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Scott Hutton

President and Chief Executive Officer

Biodesix, Inc.

2970 Wilderness Place, Suite 100

Boulder, Colorado 80301

(303) 417-0500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Frank F. Rahmani, Esq. Samir A. Gandhi, Esq. Sidley Austin LLP 555 California Street, Suite 2000 San Francisco, California 94104 Telephone: (415) 772-1200 Facsimile: (415) 772-7400	Richard D. Truesdell, Jr., Esq. Yasin Keshvargar, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000 Facsimile: (212) 701-5800

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☑

		Emerging growth company	☑

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(1)(2)(3)
Common Stock, par value $0.001 per share	$75,000,000	$8,182.50

(1)	Includes additional common stock that the underwriters have an option to purchase. See “Underwriters.”
(2)

Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended, based on an estimate of the proposed maximum aggregate offering price.

(3)	Previously paid in connection with the prior filing of the registration statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

EXPLANATORY NOTE

This amendment is being filed solely to file certain exhibits to the Registration Statement as indicated in Item 16 of Part II. No changes are being made to the preliminary prospectus constituting Part I of the Registration Statement or Items 13, 14, 15 or 17 of Part II of the Registration Statement and the preliminary prospectus has therefore not been included herein.

BIODESIX, INC.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority (FINRA), filing fee and Nasdaq Global Market initial listing fee.

Item	Amount
SEC registration fee		$8,182.50
FINRA filing fee		13,500
Initial listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended, (Securities Act). Our amended and restated certificate of incorporation to be in effect upon the closing of this offering allows for our indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws to be in effect upon the closing of this offering provide for indemnification of our directors and executive officers to the maximum extent permitted by the Delaware General Corporation Law.

We have entered into indemnification agreements with our directors and officers, whereby we have agreed to indemnify our directors and officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or officer was, or is threatened to be made, a party by reason of the fact that such director or officer is or was a director, officer, employee, or agent of Biodesix, Inc., provided that such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, the best interest of Biodesix, Inc.

At present, there is no pending litigation or proceeding involving a director or officer of Biodesix, Inc. regarding which indemnification is sought, nor is the registrant aware of any threatened litigation that may result in claims for indemnification.

We maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act and the Securities Exchange Act of 1934, as amended, that might be incurred by any director or officer in his or her capacity as such.

The underwriters are obligated, under certain circumstances, pursuant to the underwriting agreement to be filed as Exhibit 1.1 hereto, to indemnify us, our officers and our directors against liabilities under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

The following sets forth information regarding all unregistered securities sold since January 1, 2017.

Issuances of Capital Stock

In April 2017, May 2017, July 2017, December 2017 and February 2018, the Registrant sold an aggregate of 35,496,613 shares of Series G Preferred Stock to accredited investors, including to its directors and their respective affiliates, at a purchase price of $0.75 per share for an aggregate purchase price of approximately $26.6 million, including conversion of indebtedness.

In June 2018, the Registrant issued an aggregate of 10,649,904 shares of Series G Preferred Stock to Integrated Diagnostics as consideration for certain assets and liabilities. See “Business—Material Agreements.” The shares issued at closing also include 2,219,981 shares that were deposited in an escrow account to be used to satisfy any indemnification obligations of the seller that may arise.

In October 2018, February 2019 and May 2019, the Registrant sold an aggregate of 23,923,188 shares of Series H Preferred Stock to accredited investors at a purchase price of $1.15 per share for an aggregate purchase price of approximately $27.5 million, including conversion of indebtedness.

Warrant Issuances

In February 2018, the Registrant issued a warrant to purchase 613,333 shares of Series G Preferred Stock at an exercise price of $0.75 per share to a lender in connection with a loan agreement.

Convertible Promissory Note Issuances

In December 2019, the Registrant issued $6.0 million in convertible debt (the December 2019 Notes) that was scheduled to mature in August 2020. In August 2020, the maturity date of this debt was extended to June 30, 2021. The December 2019 Notes were issued in two tranches of $3.0 million, with the first tranche funded in December 2019. Interest on the December 2019 Notes is 3% per annum and is payable in full upon maturity through the conversion to Series H Preferred Stock at 80% of the original issuance price of $1.15 per share. On or before the maturity date if the December 2019 Notes are unpaid, the outstanding principal and unpaid accrued interest under the December 2019 Notes shall be automatically converted into common stock at the completion of this offering. The conversion price will be equal to 80% of the price per share paid for the common stock sold in this offering. In the event of a corporate transaction, the unpaid principal and accrued interest shall become immediately due and payable in the same form of consideration and on the same terms and conditions as the consideration to be received by the holders of the Registrant’s equity securities in such transaction. The holders of the December 2019 Notes include a number of the Registrant’s directors and their affiliates.

In August and September 2019 the Registrant issued $10.0 million in convertible debt (the August 2019 Notes) that was scheduled to mature in August 2020. In August 2020, the maturity date of this debt was extended to June 30, 2021. Interest on the August 2019 Notes is 3% per annum and is payable in full upon maturity through the conversion to Series H Preferred Stock at the original issuance price of $1.15 per share. On or before the maturity date if the August 2019 Notes are unpaid, the outstanding principal and unpaid accrued interest under the August 2019 Notes shall be automatically converted into common stock at the completion of this offering. The conversion price would be equal to 95% of the price per share paid for the common stock sold in this offering. The Registrant may prepay the August 2019 Notes in whole or in part at any time with prior consent of at least two-thirds of the August 2019 noteholders. In the event of a corporate transaction, the unpaid principal and accrued interest shall become immediately due and payable in the same form of consideration and on the same terms and conditions as the consideration to be received by the holders of the equity securities of the Registrant in such transaction. The holders of the August 2019 Notes include a number of the Registrant’s directors and their affiliates. In connection with the issuance of the December 2019 Notes, the conversion price of the August 2019 Notes was amended to 80% of the price per share paid for the preferred stock in the Qualified Financing or common stock in an IPO.

Option and Common Stock Issuances

From January 1, 2017 through April 2020, the Registrant granted to certain of its directors, employees, consultants and other service providers options to purchase 5,448,478 shares of common stock with per share exercise prices ranging from $0.07 to $1.15 and have issued                shares of its common stock upon exercise of such options.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. Unless otherwise specified above, the Registrant believes these transactions were exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act (and Regulation D promulgated thereunder), or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or under benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed on the share certificates issued in these transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant. The sales of these securities were made without any general solicitation or advertising.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit No.	Description

1.1*	Form of Underwriting Agreement.

3.1#	Fifteenth Amended and Restated Certificate of Incorporation of Biodesix, Inc., as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of Biodesix, Inc., to be in effect upon the closing of the offering.

3.3#	Amended and Restated Bylaws of Biodesix, Inc., as currently in effect.

3.4*	Form of Amended and Restated Bylaws of Biodesix, Inc., to be in effect upon the closing of the offering.

4.1*	Specimen stock certificate evidencing shares of Common Stock.

4.2†#	Eleventh Amended and Restated Investor Rights Agreement, by and among Biodesix, Inc. and the investors listed on Exhibit A thereto, dated October 10, 2018.

4.3†#	Warrant held by Innovatus Life Sciences Lending Fund I, LP, to Purchase Series G Preferred Stock, dated February 23, 3018.

4.4#	Secured Promissory Note held by Innovatus Life Sciences Lending Fund I, LP, in Biodesix, Inc., dated February 23, 2018.

5.1*	Form of Opinion of Sidley Austin LLP.

Exhibit No.	Description

10.1+	Biodesix, Inc. Amended and Restated 2006 Employee, Director and Consultant Stock Plan, as amended to date.

10.2.1+	Form of Stock Option Grant Notice under the Amended and Restated 2006 Employee, Director and Consultant Stock Plan.

10.2.2+	Form of Option Agreement under the Amended and Restated 2006 Employee, Director and Consultant Stock Plan.

10.2.3+	Form of Notice of Exercise under the Amended and Restated 2006 Employee, Director and Consultant Stock Plan.

10.3+#	Biodesix, Inc. 2016 Equity Incentive Plan, as amended to date.

10.4.1+	Form of Stock Option Grant Notice under the 2016 Equity Incentive Plan.

10.4.2+	Form of Option Agreement under the 2016 Equity Incentive Plan.

10.4.3+	Form of Notice of Exercise under the 2016 Equity Incentive Plan.

10.5.1+#	Biodesix, Inc., First Amended Bonus-to-Options Program, adopted by the Board of Directors on October 15, 2010.

10.5.2+#	Biodesix, Inc., Second Amended Bonus-to-Options Program, adopted by the Board of Directors on June 21, 2011.

10.5.3+#	Biodesix, Inc., Third Amended Bonus-to-Options Program, adopted by the Board of Directors on December 31, 2015.

10.6.1+	Form of Stock Option Grant Notice under the Biodesix, Inc. Bonus-To-Options Program.

10.6.2+	Form of Option Agreement under the Biodesix, Inc. Bonus-To-Options Program.

10.7*+	Form of Indemnification Agreement, by and between Biodesix, Inc. and each of its directors and executive officers.

10.8.1†+#	Executive Employment Letter, by and between Biodesix, Inc. and Scott Hutton, dated February 16, 2018.

10.8.2†+#	Executive Employment Letter, by and between Biodesix, Inc. and Scott Hutton, dated February 23, 2020.

10.9.1†+#	Employment Letter, by and between Biodesix, Inc. and Robin Harper Cowie, dated March 11, 2011.

10.9.2†+#	Executive Employment Letter, by and between Biodesix, Inc. and Robin Harper Cowie, dated February 23, 2020.

10.10+#	Consulting Agreement, by and between David Brunel and Biodesix, Inc., dated September 19, 2020.

10.11†	Office Lease between Aero-Tech Investments, LLC and Biodesix, Inc., dated October 5, 2011.

10.12†#	Lease Assignment of De Soto Facility, dated November 1, 2019.

10.13.1†	Loan and Security Agreement, by and among Innovatus Life Sciences Lending Fund I, LP, the Lenders listed therein, and Biodesix, Inc., dated February 23, 2018.

10.13.2†#	Limited Consent Agreement and Second Amendment to Loan and Security Agreement, by and among Innovatus Life Sciences Lending Fund I, LP, the Lenders listed therein, and Biodesix, Inc., dated June 30, 2018, as amended to date.

10.14†#	Patent Assignment between Biodesix, Inc., and Integrated Diagnostics, Inc., dated June 30, 2018.

10.15†	IP Assignment Agreement between Oncimmune Limited, and Biodesix, Inc., dated October 31, 2019.

10.16†	IP License Agreement between Oncimmune Limited, and Biodesix, Inc., dated October 31, 2019.

Exhibit No.	Description

10.17†	Non-Exclusive License Agreement between Bio-Rad Laboratories, Inc., and Biodesix, Inc., dated August 1, 2019.

10.18†	Supply Agreement between Biodesix, Inc., and Oncimmune, dated October 31, 2019.

10.19†	Supply Agreement between Bio-Rad Laboratories, Inc., and Biodesix, Inc., dated August 1, 2019.

10.20†	Co-Development and Collaboration Agreement between AVEO Pharmaceuticals, Inc., and Biodesix, Inc., dated April 9, 2014, as amended October 14, 2016.

10.21†#	Contingent Value Rights Agreement between Biodesix, Inc. and Holders on Schedule A mentioned within, dated February 22, 2016.

10.22†#	Asset Purchase Agreement among Biodesix, Inc., Integrated Diagnostics, Inc., and the stockholders of Integrated Diagnostics, Inc., listed therein, dated June 30, 2018.

10.23†#	Asset Purchase Agreement between Oncimmune Limited and Biodesix, Inc., dated June 27, 2019, as amended to date.

10.24†#	COVID-19 Testing Laboratory Services Agreement by and between Biodesix, Inc., and Centura Health Corporation, dated April 3, 2020.

10.25†#	First Amendment to COVID-19 Testing Laboratory Services Agreement by and between Biodesix, Inc. and Centura Health Corporation, dated April 23, 2020.

10.26†#	Second Amendment to COVID-19 Testing Laboratory Services Agreement by and between Biodesix, Inc. and Centura Health Corporation, dated May 27, 2020.

10.27†#	Third Amendment to COVID-19 Testing Laboratory Services Agreement by and between Biodesix, Inc. and Centura Health Corporation, dated August 7, 2020.

10.28†#	Contract Agreement between Biodesix, Inc. and the Colorado Department of Public Health and Environment, dated September 11, 2020.

10.29†#	Material Transfer Agreement by and between Biodesix, Inc. and Bio-Rad Laboratories, Inc., dated March 23, 2020.

10.30†#	First Amendment to Material Transfer Agreement by and between Biodesix, Inc. and Bio-Rad Laboratories, Inc. dated April 3, 2020.

10.31†#	Material Transfer Agreement by and between Biodesix, Inc. and Bio-Rad Laboratories, Inc., dated April 17, 2020.

10.32†#	Price Agreement by and between Biodesix, Inc. and Bio-Rad Laboratories, Inc., dated May 12, 2020.

23.1	Consent of independent registered public accounting firm.

23.2*	Consent of Sidley Austin LLP (included in Exhibit 5.1).

24.1*	Power of Attorney.

*	To be filed by amendment.
#	Previously filed.
†

Portions of this exhibit have been omitted as the Registrant has determined that the omitted information (i) is not material and (ii) would likely cause competitive harm to the Registrant if publicly disclosed.

+	Indicates management contract or compensatory plan.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or the notes thereto.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance on Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act will be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boulder, State of Colorado on this 9th day of October, 2020.

BIODESIX, INC.

By:	/s/ Scott Hutton
Name:	Scott Hutton
Title:	President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Scott Hutton Scott Hutton	President, Chief Executive Officer and Director (Principal Executive Officer)	October 9, 2020

/s/ Robin Harper Cowie Robin Harper Cowie	Chief Financial Officer, Secretary and Treasurer (Principal Financial and Accounting Officer)	October 9, 2020

* John Patience	Chairman and Director	October 9, 2020

* Jack Schuler	Director	October 9, 2020

* Matthew Strobeck, Ph.D.	Director	October 9, 2020

* Charles Watts, M.D.	Director	October 9, 2020

* Jean Franchi	Director	October 9, 2020

* Hany Massarany	Director	October 9, 2020

By:	/s/ Robin Harper Cowie
Robin Harper Cowie
Attorney-in-Fact